VISION GLOBAL SOLUTIONS INC.
                          ----------------------------
                           455 NOTRE DAME STREET EAST
                                MONTREAL, QUEBEC,
                                 CANADA H2Y 1C9


March 31, 2006

Securities and Exchange Commission
450 Northwest Avenue
Washington D.C.
20549-0304


           RE:   VISION GLOBAL SOLUTIONS INC.
                 FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2005
                 FILED JULY 19, 2005
                 FILE NO. 000-31104


Dir Sir/Madam:

In response to your letter of January 25, 2006:

Form 10-KSB for the Fiscal Year Ended March 31, 2005 Financial Statements Independent Auditor's Report

1. We note that you engage a Canadian audit firm to work with your U.S. auditors in the performance of your annual audits. Please note that non-U.S. public accounting firms that play a substantial role in the preparation or issuance of audit reports for public issuers must be registered with the PCAOB. Please describe the services performed by the Canadian audit firm and explain how you considered the definition of "substantial role" provided in PCAOB Rule 1001.

            ANSWER:

            The audit of the Company's financial statements was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States. These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule SX 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant's residence or principal office. The rule is silent as to whether or not the accountant's state or country of licensure must coincide with the location of the registrant's corporate offices or place where the registrant conducts its principal operations.

      Notes to Consolidated Financial Note 1 Note 1 - Summary of Accounting Policies

      Revenue Recognition
      -------------------

2. We have read your response to prior comment number 5 and note that you have not addressed the inconsistencies between the disclosures in your MD&A and your revenue recognition policy in the financial statements. We further note that your response, which indicates that revenue from modification services is recognized once the modifications have been completed, installed and accepted by the customer, appears to be inconsistent with your MD&A disclosures that revenue from such services are recognized using the percentage-of-completion method pursuant to SOP 81-I . Please reconcile your disclosures within your MD&A, revenue recognition policy, and your response.

            ANSWER: The Company recognizes revenue when modifications have been completed, installed and accepted. Revenue is not recorded on the percentage of completion method. We will modify or revenue recognition policy and MD&A to reflect this.

3. Your response to prior comment number 7 indicates that you establish VSOE based on the price when the element is sold separately yet this appears to contradict the disclosure in your revenue recognition policy. Please revise your disclosure to disclose how VSOE is established for each of the elements included in your multiple element arrangements as well as the fact that you utilize the residual method.

            ANSWER: The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract. The Company does not have any multiple arrangements. We will revise our disclosure in the MDA and revenue recognition policy to conform.

Consolidated Statement of Stockholders' Deficit

4. For multiple-element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance. As part of your response, address the guidance in AICPA Technical Practice Aids 5100.53 and 5100.54.

            ANSWER:

            The Company's software license agreements typically include licensing of software and providing of post-contract customer support ("PCS"), which includes post-contract technical support and unspecified product upgrades and updates. The software license term generally ranges from 12 to 36 months, with some arrangements having terms up to 60 months. The PCS term is normally the same as the license term.

            For those licenses that are renewable annually, the Company applies TPA 5100.53, "Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition", which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company recognizes the license fee and the PCS ratably over the PCS term, i.e., 12 months, as provided in TPA 5100.53.

            The Company does not have any PCS agreements over one year so AICPA Technical Practice Aid ("TPA") 5100.54, "Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition" is not applicable.

Consent of Independent Auditors
-------------------------------

5.    Please  revise  to  provide  updated  consents  for  Jewett,   Schwarz,  &
      Associates and for Malone & Bailey, PC. Please note that both consents should be dated.

            ANSWER: We will provide the revised requisite consents in our amended filing.


Section 302 Certifications
--------------------------

6. We note your response to prior comment number 9. Please revise your Certifications to reflect the quarter ended March 31, 2005. As previously requested, tell us how you considered the transition guidance included in III.E of SEC Release 33-8238. In this regard, we note that you have provided certification related to your internal control over financial reporting by including paragraph 4 (b).

            ANSWER: We will revise our Certifications to reflect the quarter ended March 31, 2005. Management of the Company, in anticipation of the transition referenced in III.E of SEC Release 33-8238 have reviewed their internal control structures and procedures for financial reporting, including evaluating and testing our internal control over financial reporting. As a consequence of the new measure, we are able to provide the Certifications required under
            Section 302 and 906.

On behalf of the Company, we hereby affirm the following:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Jean-Paul Ouellette
------------------------------------
    Jean-Paul Ouellette.